J Sainsbury plc

RECEIVED

2007 MAY 23 A 10:47

OFFICE OF INTERNATIONAL CORPORATE FINANCE

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA

07023757

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 14 May 2007

SUPPL

Dear Sir

J Sainsbury Announces: Blocklisting Six Monthly Return.

Please find enclosed copies of the above announcements made to the London Stock Exchange on 14th May 2007.

Yours sincerely

pp

Hazel Jarvis
Deputy Secretary

PROCESSED
MAY 25 2007
THOMSON
FINANCIAL

Enc

dlw 5/24

G:\REGSHARE\Compliance\Close\Securities and Exchange Commission Letter 22.05.06.doc

Registered office as above
Registered number 185647 England

BLOCKLISTING SIX MONTHLY RETURN

To: The *FSA*

Date: 14 May2007

1. Name of *applicant*:

J Sainsbury plc

2. Name of scheme

Colleague Share Option Scheme

3. Period of return:

From 01/11/2006 To 30/04/2007

4. Balance under scheme from previous return:

5,385,482 ordinary shares of 28 4/7 pence each

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

5,000,000 on 15/02/2007

6. Number of *securities* issued/allotted under scheme during period:

8,803,072

7 Balance under scheme not yet issued/allotted at end of period

1,582,410

8. Number and *class* of *securities* originally listed and the date of admission

6,000,000 ordinary shares listed 12/11/2003 nil balance
5,000,000 ordinary shares listed 15/11/2005

9. Total number of *securities* in issue at the end of the period

1,736,953,336 ordinary shares of 28 4/7 pence each

Name of contact Hazel Jarvis

Address of contact J Sainsbury plc

33 Holborn
London EC1N 2HT

Telephone number of contact 0207 695 6378

Signed by Hazel Jarvis
Director/company secretary/suitably experienced *employee*/duly authorised officer, for and on behalf of

Name of *applicant* J Sainsbury plc

To: The *FSA*

Date: 14 May2007

1. Name of *applicant*:

J Sainsbury plc

2. Name of scheme

Executive Share Option Scheme

3. Period of return:

From 01/11/2006 To 30/04/2007

4. Balance under scheme from previous return:

731,370

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

5,000,000 on 24/11/2006
10,000,000 on 15/02/2007

6. Number of *securities* issued/allotted under scheme during period:

10,105,728

7 Balance under scheme not yet issued/allotted at end of period

5,622,642

8. Number and *class* of *securities* originally listed and the date of admission

5,000,000 ordinary shares listed 15/11/2005

9. Total number of *securities* in issue at the end of the period

1,736,953,336 ordinary shares of 28 4/7 pence each

Name of contact	Hazel Jarvis
Address of contact	J Sainsbury plc 33 Holborn London EC1N 2HT
Telephone number of contact	0207 695 6378

Signed by Hazel Jarvis
Director/company secretary/suitably experienced *employee*/duly authorised officer, for and on behalf of

Name of *applicant* ...J Sainsbury plc

To: The *FSA*

Date: 14 May2007

1. Name of *applicant*:

J Sainsbury plc

2. Name of scheme

Save As You Earn

3. Period of return:

From 1/11/2006 To 30/04/2007

4. Balance under scheme from previous return:

156,299

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

2,000,000 on 24/11/06

8,000,000 on 15/02/07

6. Number of *securities* issued/allotted under scheme during period:

4,258,489

7 Balance under scheme not yet issued/allotted at end of period

5,897,810 ordinary shares of 28 4/7 pence each

8. Number and *class* of *securities* originally listed and the date of admission

2,500,000 ordinary shares listed 12.02.2003

9. Total number of *securities* in issue at the end of the period

1,736,953,336 ordinary shares of 28 4/7 pence each

Name of contact Hazel Jarvis

Address of contact J Sainsbury plc
33 Holborn
London EC1N 2HT

Telephone number of contact 020 7 695 6378

Signed by ...Hazel Jarvis
Director/company secretary/suitably experienced *employee*/duly authorised officer, for and on behalf of

Name of *applicant* ...J Sainsbury plc

BLOCKLISTING SIX MONTHLY RETURN

RECEIVED
2007 MAY 23 A 10:-5
OFFICE OF INTERNATIONAL CORPORATE FINANCE

To: The *FSA*

Date: 14 May2007

1. Name of *applicant*:

J Sainsbury plc

2. Name of scheme

Colleague Share Option Scheme

3. Period of return:

From 01/11/2006 To 30/04/2007

4. Balance under scheme from previous return:

5,385,482 ordinary shares of 28 4/7 pence each

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

5,000,000 on 15/02/2007

6. Number of *securities* issued/allotted under scheme during period:

8,803,072

7 Balance under scheme not yet issued/allotted at end of period

1,582,410

8. Number and *class* of *securities* originally listed and the date of admission

6,000,000 ordinary shares listed 12/11/2003 nil balance
5,000,000 ordinary shares listed 15/11/2005

9. Total number of *securities* in issue at the end of the period

1,736,953,336 ordinary shares of 28 4/7 pence each

Name of contact Hazel Jarvis

Address of contact J Sainsbury plc

33 Holborn
London EC1N 2HT

Telephone number of contact 0207 695 6378

Signed by Hazel Jarvis
Director/company secretary/suitably experienced *employee*/duly authorised officer, for and on behalf of

Name of *applicant* J Sainsbury plc

To: The *FSA*

Date: 14 May2007

1. Name of *applicant*:

J Sainsbury plc

2. Name of scheme

Executive Share Option Scheme

3. Period of return:

From 01/11/2006 To 30/04/2007

4. Balance under scheme from previous return:

731,370

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

5,000,000 on 24/11/2006
10,000,000 on 15/02/2007

6. Number of *securities* issued/allotted under scheme during period:

10,105,728

7 Balance under scheme not yet issued/allotted at end of period

5,622,642

8. Number and *class* of *securities* originally listed and the date of admission

5,000,000 ordinary shares listed 15/11/2005

9. Total number of *securities* in issue at the end of the period

1,736,953,336 ordinary shares of 28 4/7 pence each

Name of contact Hazel Jarvis

Address of contact J Sainsbury plc
33 Holborn
London EC1N 2HT

Telephone number of contact 0207 695 6378

Signed by Hazel Jarvis
Director/company secretary/suitably experienced *employee*/duly authorised officer, for and on behalf of

Name of *applicant* ...J Sainsbury plc

To: The *FSA*

Date: 14 May2007

1. Name of *applicant*:

J Sainsbury plc

2. Name of scheme

Save As You Earn

3. Period of return:

From 1/11/2006 To 30/04/2007

4. Balance under scheme from previous return:

156,299

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

2,000,000 on 24/11/06

8,000,000 on 15/02/07

6. Number of *securities* issued/allotted under scheme during period:

4,258,489

7 Balance under scheme not yet issued/allotted at end of period

5,897,810 ordinary shares of 28 4/7 pence each

8. Number and *class* of *securities* originally listed and the date of admission

2,500,000 ordinary shares listed 12.02.2003

9. Total number of *securities* in issue at the end of the period

1,736,953,336 ordinary shares of 28 4/7 pence each

Name of contact	Hazel Jarvis
Address of contact	J Sainsbury plc 33 Holborn London EC1N 2HT
Telephone number of contact	020 7 695 6378

Signed by ...Hazel Jarvis
Director/company secretary/suitably experienced *employee*/duly authorised officer, for and on behalf of

Name of *applicant* ...J Sainsbury plc

BLOCKLISTING SIX MONTHLY RETURN

RECEIVED
2007 MAY 23 A 10:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

To: The *FSA*

Date: 14 May2007

1. Name of *applicant*:

J Sainsbury plc

2. Name of scheme

Colleague Share Option Scheme

3. Period of return:

From 01/11/2006 To 30/04/2007

4. Balance under scheme from previous return:

5,385,482 ordinary shares of 28 4/7 pence each

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

5,000,000 on 15/02/2007

6. Number of *securities* issued/allotted under scheme during period:

8,803,072

7 Balance under scheme not yet issued/allotted at end of period

1,582,410

8. Number and *class* of *securities* originally listed and the date of admission

6,000,000 ordinary shares listed 12/11/2003 nil balance
5,000,000 ordinary shares listed 15/11/2005

9. Total number of *securities* in issue at the end of the period

1,736,953,336 ordinary shares of 28 4/7 pence each

Name of contact Hazel Jarvis

Address of contact J Sainsbury plc

33 Holborn
London EC1N 2HT

Telephone number of contact 0207 695 6378

Signed by Hazel Jarvis
Director/company secretary/suitably experienced *employee*/duly authorised officer, for and on behalf of

Name of *applicant* J Sainsbury plc

To: The *FSA*

Date: 14 May2007

1. Name of *applicant*:

J Sainsbury plc

2. Name of scheme

Executive Share Option Scheme

3. Period of return:

From 01/11/2006 To 30/04/2007

4. Balance under scheme from previous return:

731,370

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

5,000,000 on 24/11/2006
10,000,000 on 15/02/2007

6. Number of *securities* issued/allotted under scheme during period:

10,105,728

7 Balance under scheme not yet issued/allotted at end of period

5,622,642

8. Number and *class* of *securities* originally listed and the date of admission

5,000,000 ordinary shares listed 15/11/2005

9. Total number of *securities* in issue at the end of the period

1,736,953,336 ordinary shares of 28 4/7 pence each

Name of contact	Hazel Jarvis
Address of contact	J Sainsbury plc 33 Holborn London EC1N 2HT
Telephone number of contact	0207 695 6378

Signed by Hazel Jarvis
Director/company secretary/suitably experienced *employee*/duly authorised officer, for and on behalf of

Name of *applicant* ...J Sainsbury plc

To: The *FSA*

Date: 14 May2007

1. Name of *applicant*:

J Sainsbury plc

2. Name of scheme

Save As You Earn

3. Period of return:

From 1/11/2006 To 30/04/2007

4. Balance under scheme from previous return:

156,299

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

2,000,000 on 24/11/06

8,000,000 on 15/02/07

6. Number of *securities* issued/allotted under scheme during period:

4,258,489

7 Balance under scheme not yet issued/allotted at end of period

5,897,810 ordinary shares of 28 4/7 pence each

8. Number and *class* of *securities* originally listed and the date of admission

2,500,000 ordinary shares listed 12.02.2003

9. Total number of *securities* in issue at the end of the period

1,736,953,336 ordinary shares of 28 4/7 pence each

Name of contact Hazel Jarvis

Address of contact J Sainsbury plc
33 Holborn
London EC1N 2HT

Telephone number of contact 020 7 695 6378

Signed by ...Hazel Jarvis
Director/company secretary/suitably experienced *employee*/duly authorised officer, for and on behalf of

Name of *applicant* ...J Sainsbury plc

BLOCKLISTING SIX MONTHLY RETURN

RECEIVED
MAY 23 A 10

To: The *FSA*

Date: 14 May2007

1. Name of *applicant*:

J Sainsbury plc

2. Name of scheme

Colleague Share Option Scheme

3. Period of return:

From 01/11/2006 To 30/04/2007

4. Balance under scheme from previous return:

5,385,482 ordinary shares of 28 4/7 pence each

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

5,000,000 on 15/02/2007

6. Number of *securities* issued/allotted under scheme during period:

8,803,072

7 Balance under scheme not yet issued/allotted at end of period

1,582,410

8. Number and *class* of *securities* originally listed and the date of admission

6,000,000 ordinary shares listed 12/11/2003 nil balance
5,000,000 ordinary shares listed 15/11/2005

9. Total number of *securities* in issue at the end of the period

1,736,953,336 ordinary shares of 28 4/7 pence each

Name of contact Hazel Jarvis

Address of contact J Sainsbury plc

33 Holborn
London EC1N 2HT

Telephone number of contact 0207 695 6378

Signed by Hazel Jarvis
Director/company secretary/suitably experienced *employee*/duly authorised officer, for and on behalf of

Name of *applicant* J Sainsbury plc

To: The *FSA*

Date: 14 May2007

1. Name of *applicant*:

J Sainsbury plc

2. Name of scheme

Executive Share Option Scheme

3. Period of return:

From 01/11/2006 To 30/04/2007

4. Balance under scheme from previous return:

731,370

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

5,000,000 on 24/11/2006
10,000,000 on 15/02/2007

6. Number of *securities* issued/allotted under scheme during period:

10,105,728

7 Balance under scheme not yet issued/allotted at end of period

5,622,642

8. Number and *class* of *securities* originally listed and the date of admission

5,000,000 ordinary shares listed 15/11/2005

9. Total number of *securities* in issue at the end of the period

1,736,953,336 ordinary shares of 28 4/7 pence each

Name of contact Hazel Jarvis

Address of contact J Sainsbury plc
33 Holborn
London EC1N 2HT

Telephone number of contact 0207 695 6378

Signed by Hazel Jarvis
Director/company secretary/suitably experienced *employee*/duly authorised officer, for and on behalf of

Name of *applicant* ...J Sainsbury plc

To: The *FSA*

Date: 14 May2007

1. Name of *applicant*:

J Sainsbury plc

2. Name of scheme

Save As You Earn

3. Period of return:

From 1/11/2006 To 30/04/2007

4. Balance under scheme from previous return:

156,299

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

2,000,000 on 24/11/06

8,000,000 on 15/02/07

6. Number of *securities* issued/allotted under scheme during period:

4,258,489

7 Balance under scheme not yet issued/allotted at end of period

5,897,810 ordinary shares of 28 4/7 pence each

8. Number and *class* of *securities* originally listed and the date of admission

2,500,000 ordinary shares listed 12.02.2003

9. Total number of *securities* in issue at the end of the period

1,736,953,336 ordinary shares of 28 4/7 pence each

Name of contact Hazel Jarvis

Address of contact J Sainsbury plc
33 Holborn
London EC1N 2HT

Telephone number of contact 020 7 695 6378

Signed by ...Hazel Jarvis
Director/company secretary/suitably experienced *employee*/duly authorised officer, for and on behalf of

Name of *applicant* ...J Sainsbury plc

BLOCKLISTING SIX MONTHLY RETURN

To: The *FSA*

Date: 14 May2007

1. Name of *applicant*:

J Sainsbury plc

2. Name of scheme

Colleague Share Option Scheme

3. Period of return:

From 01/11/2006 To 30/04/2007

4. Balance under scheme from previous return:

5,385,482 ordinary shares of 28 4/7 pence each

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

5,000,000 on 15/02/2007

6. Number of *securities* issued/allotted under scheme during period:

8,803,072

7 Balance under scheme not yet issued/allotted at end of period

1,582,410

8. Number and *class* of *securities* originally listed and the date of admission

6,000,000 ordinary shares listed 12/11/2003 nil balance
5,000,000 ordinary shares listed 15/11/2005

9. Total number of *securities* in issue at the end of the period

1,736,953,336 ordinary shares of 28 4/7 pence each

Name of contact Hazel Jarvis

Address of contact J Sainsbury plc

33 Holborn
London EC1N 2HT

Telephone number of contact 0207 695 6378

Signed by Hazel Jarvis
Director/company secretary/suitably experienced *employee*/duly authorised officer, for and on behalf of

Name of *applicant* J Sainsbury plc

To: The *FSA*

Date: 14 May2007

1. Name of *applicant*:

J Sainsbury plc

2. Name of scheme

Executive Share Option Scheme

3. Period of return:

From 01/11/2006 To 30/04/2007

4. Balance under scheme from previous return:

731,370

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

5,000,000 on 24/11/2006
10,000,000 on 15/02/2007

6. Number of *securities* issued/allotted under scheme during period:

10,105,728

7 Balance under scheme not yet issued/allotted at end of period

5,622,642

8. Number and *class* of *securities* originally listed and the date of admission

5,000,000 ordinary shares listed 15/11/2005

9. Total number of *securities* in issue at the end of the period

1,736,953,336 ordinary shares of 28 4/7 pence each

Name of contact Hazel Jarvis

Address of contact J Sainsbury plc
33 Holborn
London EC1N 2HT

Telephone number of contact 0207 695 6378

Signed by Hazel Jarvis
Director/company secretary/suitably experienced *employee*/duly authorised officer, for and on behalf of

Name of *applicant* ...J Sainsbury plc

To: The *FSA*

Date: 14 May2007

1. Name of *applicant*:

J Sainsbury plc

2. Name of scheme

Save As You Earn

3. Period of return:

From 1/11/2006 To 30/04/2007

4. Balance under scheme from previous return:

156,299

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

2,000,000 on 24/11/06

8,000,000 on 15/02/07

6. Number of *securities* issued/allotted under scheme during period:

4,258,489

7 Balance under scheme not yet issued/allotted at end of period

5,897,810 ordinary shares of 28 4/7 pence each

8. Number and *class* of *securities* originally listed and the date of admission

2,500,000 ordinary shares listed 12.02.2003

9. Total number of *securities* in issue at the end of the period

1,736,953,336 ordinary shares of 28 4/7 pence each

Name of contact Hazel Jarvis

Address of contact J Sainsbury plc
33 Holborn
London EC1N 2HT

Telephone number of contact 020 7 695 6378

Signed by ...Hazel Jarvis
Director/company secretary/suitably experienced *employee*/duly authorised officer, for and on behalf of

Name of *applicant* ...J Sainsbury plc

END